UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

28 July 2021
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F:

Form 20-F X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This report on Form 6-K is being filed for the purposes of incorporation by reference in the Registration Statements on Form

F-3 (File No. 333-
239808) and Form S-8 (File No. 333-168426). This report shall be deemed filed and incorporated by reference in such Registration
Statements and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by
documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Equinor ASA as of, and for the six months ended 30
June 2021, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated
by the U.S. Securities and Exchange Commission.

In addition, this document includes summarized financial information related to guaranteed debt securities. This document does not update or otherwise supplement the information contained in the previously published results
announcement.

Equinor

second

quarter

2021
results
Equinor reports IFRS net operating income of USD 5.30 billion and IFRS net income of USD 1.94 billion in the second quarter
of 2021.

The second quarter of 2021 was characterised by:

●

Strong results due to higher prices, sustained value focus and strict capital discipline.
●

Solid operational performance and progress in the project portfolio, some projects impacted by
Covid-19.
●

Strong cash flow and significant improvement of net debt ratio of 23.2% and adjusted net debt ratio
(1)

to 16.4%.
●

Cash dividend of USD 0.18 per share and launch of share buy-back programme.
“We deliver a strong result in the second quarter. Solid operational performance and continued focus on value creation have enabled us to capture additional value from higher commodity prices. Strict capital discipline and a net cash flow of more than USD 4.5 billion,
reduce our adjusted net debt ratio to 16.4 percent and make us robust for volatility in commodity prices going forward,”

says Anders
Opedal, President and CEO of Equinor ASA.

“Systematic and sustained improvements on the NCS enable us to capture additional value in the quarter. We progressed our project portfolio with the Norwegian government’s approval of the development plan for Breidablikk, start-up of Martin Linge on NCS and the final investment decision on Bacalhau Phase 1 in Brazil. Projects in execution are progressing despite the impact of

Covid-19,” says
Opedal.

“We continue to accelerate within renewables through strategic positions and partnerships. In Poland we made significant progress with the award of the support regime for Baltyk II & III with a potential total capacity at 1,440 megawatts. We continue our efforts to reduce emissions. In this quarter we submitted the plan for development and operation of the Troll West electrification, and we have made good progress on Hywind Tampen, the world’s first floating windfarm to power offshore oil and gas platforms”, says Opedal.

IFRS net operating income was USD 5.30 billion in the second quarter, up from negative USD 0.47 billion in the same period in 2020.
IFRS net income was USD 1.94 billion in the second quarter, compared to negative USD 0.25 billion in the second quarter of 2020.
Net operating income was impacted by higher prices for gas and liquids, and net reversals of impairments of USD 0.28 billion including USD 0.11 billion impairment of exploration licences in the second quarter of 2021.

The results of all E&P segments are positively impacted by the higher commodity prices. Strong operational performance, continued
improvement focus and strict capital discipline supported additional value creation.

E&P Norway benefitted from improved prices and solid operational performance.

Combined with taxes paid based on the low 2020
results this contributed strongly to the group cash flow.

Results from the Marketing, midstream and processing segment were impacted by losses on hedges of gas forward sales, shut down
of the Hammerfest LNG plant and weak refinery margins.

Compared to the same quarter last year the Renewables segment experienced lower winds for the offshore wind assets, partially offset by improved availability.

Equinor delivered total equity production of 1,997 mboe per day in the second quarter, down from 2,011 mboe per day in the same period in 2020. High planned maintenance, divestment of Bakken and shut down of the Hammerfest LNG plant were partially offset by
higher flex gas volumes, to capture higher prices and increased production from Johan Sverdrup. Equity production of renewable energy for the quarter was 282 GWh, down from 304 GWh for the same period last year, impacted by lower winds than the same quarter last year.

1

This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table

Calculation of capital employed and
net debt to capital employed ratio as shown under the Supplementary section in the report.

At the end of second quarter 2021, Equinor had completed 11 exploration wells with 5 commercial discoveries and 12 wells were ongoing. Exploration expenses in the second quarter were USD 0.33 billion, compared to USD 0.39 billion in the same quarter of
2020.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 6.54 billion for the
second quarter, compared to USD 2.36 billion for the same period in 2020. Organic capital expenditure [5] was USD 4.03 billion for the first six months of 2021. At the end of the quarter adjusted net debt to capital employed
(1)

was 16.4%, down from 24.6% in the first
quarter of 2021. Including the lease liabilities according to IFRS 16, the net debt to capital employed
(1)

was 23.2%.

The board of directors has declared a cash dividend of USD 0.18 per share for the second quarter of 2021. 28 July Equinor commence execution of the first tranche of around USD 300 million of the USD 600 million share buy-back program for

2021
announced 15 June.

The twelve-month average Serious Incident Frequency (SIF) for the period ending 30 June was 0.5 for 2021, and down from 0.6 in
2020. The twelve-month average Recordable Injury Frequency (TRIF) for the period ending at 30 June was 2.5, up from

2.2 in 2020.

On the Capital Markets Day on 15 June 2021 Equinor presented its updated strategy for accelerating its transition while growing cash
flow and returns. Equinor’s ambition is to deliver a competitive capital distribution and presented an updated programme for cash
dividend and share buy-back. Equinor has an ambition to reach a 40% reduction in net carbon intensity by 2035, on the way towards
net zero by 2050, and interim ambitions to reduce net carbon intensity with 20% by 2030.

Equinor expects gross investments [5] in renewables of around USD 23 billion from 2021 to 2026, and to increase the share of gross
investments for renewables and low carbon solutions from around 4% in 2020 to more than 50% by 2030. Based on early low-cost access at scale, Equinor expects to reach an installed capacity of 12 – 16 GW (Equinor share) by 2030. Early access followed by
targeted farm down is an integrated part of Equinor’s value creation proposition. So far, Equinor has divested assets for USD 2.3 billion and booked a capital gain of USD 1.7 billion.

By 2035, Equinor’s ambition is to develop the capacity to store 15 -30 million tonnes CO2 per year and to provide clean hydrogen in 3-
5 industrial clusters.

Quarters Change First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million, unless stated otherwise) 2021 2020 Change
5,298 5,220 (472) N/A Net operating income/(loss) 10,518 (414) N/A
1,943 1,854 (251) N/A Net income/(loss) 3,797 (956) N/A
1,997 2,168 2,011 (1%)
Total equity liquids

and gas production (mboe per day) [4]
2,082 2,122 (2%)
63.7 56.4 22.9 >100% Group average liquids price (USD/bbl) [1] 60.0 33.6 79%

GROUP REVIEW
Second quarter 2021 review
Total equity liquids and gas production
[4] was 1,997 mboe per day in the second quarter of 2021, down 1% compared to 2,011 mboe per
day in the second quarter of 2020 mainly due to planned turnarounds, expected natural decline, divestment of an unconventional US onshore
asset in the second quarter of 2021, in addition to the shutdown at the Hammerfest LNG plant. Higher flexible gas off-take and ramp-up of
fields on the Norwegian continental shelf partially offset the decrease.

Total entitlement liquids and gas production [3] was 1,845 mboe per day in the second quarter of 2021, down 3% compared to 1,897 mboe per day in the second quarter of 2020. The production was negatively influenced by the factors mentioned above in addition to higher effects
from production sharing agreements (PSA) [4]. The net effect of PSA and US royalties was 152 mboe per day in total in the second quarter of
2021 compared to 114 mboe per day in the

second quarter of 2020.

Quarters Change Condensed income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (unaudited, in USD million) 2021 2020 Change
17,462 17,589 7,603 >100%
Total revenues and

other income
35,052 22,733 54%
(7,399) (7,166) (2,750) >100% Purchases [net of inventory variation] (14,565) (10,146) 44%
(2,329) (2,160) (2,411) (3%) Operating and administrative expenses (4,489) (5,014) (10%)
(2,111) (2,797) (2,522) (16%) Depreciation, amortisation and net impairment losses (4,908) (6,959) (29%)
(326) (247) (393) (17%) Exploration expenses (572) (1,028) (44%)
5,298 5,220 (472) N/A Net operating income/(loss) 10,518 (414) N/A
(393) (707) (248) (59%) Net financial items (1,101) (225) >(100%)
4,905 4,513 (720) N/A Income before tax 9,417 (640) N/A
(2,962) (2,659) 469 >(100%) Income tax (5,620) (316) >100%
1,943 1,854 (251) N/A Net income/(loss) 3,797 (956) N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 74,579 million at
30 June 2021, compared to USD 75,858 million at 30 June 2020.
Net operating income

was USD 5,298 million in the second quarter of 2021, compared to negative USD 472 million in the second quarter of 2020. The increase was mainly due to higher average prices for liquids and gas, and net reversal of impairments in the
second quarter of 2021 compared to net impairment losses in second quarter of 2020. Lower results from liquids trading compared to
the second quarter of 2020 partially offset the increase in net operating income.
In the second quarter of 2021, net operating income was positively impacted by net reversal of impairments
2

of USD 276 million,
operational storage effects of USD 87 million, net overlifted volumes of USD 80 million, inventory hedge contracts of USD 67 million and unrealised loss on gas derivatives of USD 60 million. In the second quarter of 2020, net operating income was negatively impacted by impairments of USD 374 million.

Total revenues and other income were USD 17,462 million in the second quarter of 2021, compared to USD 7,603 million in the second quarter of 2020. The increase was mainly due to significantly higher average prices for liquids and gas, and higher gas
production, partially offset by lower liquids production.
2

For more information, see note 2 Segments to the Condensed interim financial statements.

Purchases [net of inventory variation]

[6] were USD 7,399 million in the second quarter of 2021, compared to USD 2,750 million in the second quarter of 2020. The increase was mainly due to significantly higher average prices for liquids and gas in addition to higher
third party volumes for gas in Europe.
Operating and administrative expenses were USD 2,329 million in the second quarter of 2021, compared to USD 2,411 million in the second quarter of 2020. The decrease was mainly due to lower transportation costs, especially in the MMP segment, primarily due
to lower freight rates on shipping of liquids in addition to lower volumes. The NOK/USD exchange rate development partially offset the decrease.

Depreciation, amortisation and net impairment losses
were USD 2,111

million in the second quarter of 2021, compared to USD
2,522 million in the second quarter of 2020. The decrease was mainly due to net impairment reversals in the second quarter of 2021
compared to impairment losses in the second quarter of 2020. Higher reserves estimates especially in the E&P International segment, lower depreciation basis resulting from net impairments in previous periods, and a classification of a US onshore asset as held for
sale, contributed to the decrease. The decrease was partially offset by higher investments and the NOK/USD exchange rate development.
Exploration expenses were USD 326 million in the second quarter of 2021, compared to USD 393 million in the second quarter of
2020. The decrease was mainly due to previously expensed wells being recapitalised this quarter due to related projects being matured, and lower drilling and other costs. This is partially offset by a lower portion of wells being capitalized this quarter and higher field development costs. For more information, see the table titled Exploration expenses in the Supplementary disclosures.
Net financial items

amounted to negative USD 393 million in the second quarter of 2021, compared to negative USD 248 million in the second quarter of 2020. The decrease of USD 145 million was mainly due to a loss on derivatives related to the long-term debt portfolio of USD 101 million in the second quarter of 2021, compared to a gain of USD 189 million in the second quarter of

2020, and
a gain of USD 27 million on financial investments in the second quarter of 2021, compared to a gain of USD 248 million in the second
quarter of 2020. The decrease was partially offset by a loss of USD 43 million on net foreign exchange in the second quarter of 2021, compared to a loss of USD 321 million in the second quarter of 2020, as well as effects from interest income and other financial items and interest and other financial expenses, with a combined loss of USD 276 million in the second quarter of 2021, compared to a
combined loss of USD 365 million in the second quarter of 2020.
Income tax

was USD 2,962 million in the second quarter of 2021. The effective tax rate was 60.4%. In the second quarter of 2020,
income tax was negative USD 469 million and the effective tax rate was 65.2%. For more information, see note   5   Income taxes   to the
Condensed interim financial statements.
Net income

in the second quarter of 2021 was USD 1,943 million, compared to negative USD 251 million in the second quarter of
2020. The increase was mainly due to positive changes in net operating income as discussed above, partially offset by negative changes for net financial items and higher income tax.

Cash flows provided by operating activities increased by USD 6,275 million compared to the second quarter of 2020. The increase was mainly due to higher liquids and gas prices, decreased tax payments and a change in working capital.

Cash flows used in investing activities increased by USD 918 million compared to the second quarter of 2020. The increase was mainly due to increased financial investments, partially offset by increased proceeds from sale of assets.

Cash flows used in financing activities increased by USD 6,985 million compared to the second quarter of 2020. The increase was mainly due to bonds issued in the second quarter of 2020, partially offset by increased short-term debt and decreased dividend paid.

Total cash flows decreased by USD 1,628 million compared to the second quarter of 2020.

Free cash flow
[5] in the second quarter of 2021 was USD 4,510 million compared to negative USD 1,853 million in the second quarter of
2020. The increase was mainly due to higher operating cash flow mainly due to higher liquids and gas prices,

decreased tax payments,
increased proceeds from sale of assets and decreased dividend paid.

First half 2021 review

Net operating income

was USD 10,518 million in the first half of 2021, compared to negative USD 414 million in the first half of 2020. The
increase was mainly due to higher liquids and gas prices, lower net impairments in the first half of 2021 compared to the first half of 2020, and
lower transportation and exploration costs. In the first half of 2021, net operating income was positively impacted by inventory hedge contracts
of USD 354 million, operational storage effects of USD 191 million and net overlifted volumes of USD 79 million, partially offset by net
impairments of USD 152 million. In the first half of 2020, net operating income was negatively impacted mainly by net impairments of USD
2,825 million.

Total revenues and other income were USD 35,052 million in the first half of 2021 compared to USD 22,733 million in the first half of 2020.
The increase was mainly due to significantly higher average prices for liquids and gas, and higher gas production, partially offset by lower
liquids production.

Purchases [6]
were USD 14,565 million in the first half of 2021 compared to USD 10,146 million in the first half of 2020. The increase was
mainly due to significantly higher average prices for liquids and gas, partially offset by lower volumes for liquids and third party sales.

Operating and administrative expenses were   USD 4,489 million in the first half of 2021, compared to USD 5,014 million in the first half of
2020. The decrease was mainly due to lower transportation costs, especially in the MMP segment, primarily due to lower freight rates on
shipping of liquids in addition to lower volumes. The NOK/USD exchange rate development partially offset the decrease.

Depreciation, amortisation and net impairment losses

were USD 4,908 million in the first half of 2021, compared to USD 6,959 million in the first half of 2020. The decrease was mainly due to lower net impairment losses in the first half of 2021 compared to the first half of 2020.
Higher reserves estimates especially in the E&P International segment, lower depreciation basis resulting from net impairments in previous
periods, and a classification of a US onshore asset as held for sale added to the decrease. The decrease was partially offset by higher
investments and the NOK/USD exchange rate development.

Exploration expenses

were
  USD 572 million in the first half of 2021, compared to USD 1,028 million in the first half of 2020. The decrease was mainly due to lower impairment losses in the first half of 2021 compared to the first half of 2020, in addition to lower drilling and other
costs, a lower portion of exploration expenditure capitalized in earlier years being expensed this year,

and wells expensed in earlier years
being recapitalised this year due to related projects on NCS being matured. The decrease is partially offset by a lower portion of exploration
expenditure being capitalized this year, and higher field

development costs. For more information, see the table titled Exploration expenses in the Supplementary disclosures.

Net financial items

amounted to negative USD 1,101 million in the first half of 2021, compared to negative USD 225 million in the first half of 2020. The decrease of USD 876 million was mainly due to a loss of USD 462 million on derivatives related to a long-term debt
portfolio in the first half of 2021 compared to a gain of USD 382 million in the first half of 2020. A lower gain of USD 72 million on
Interest income and other financial items in the first half of 2021 compared to a gain of USD 238 million in the first half of

2020, and a
loss on financial investments of USD 123 million in the first half of 2021 compared to a loss of USD 98 million in the first half of 2020,
added to the decrease. The decrease was partially offset by a gain of USD 27 million on net foreign exchange in the first half of 2021 compared to a loss of USD 24 million in the first half of 2020, and a reduction in interest and other financial expenses by a negative
USD 616 million in the first half of 2021 compared to a negative USD 723 million in the first half of 2020.

Income tax

was USD 5,620 million in the first half of 2021 and the effective tax rate was 59.7%. Income tax in the first half of 2020 was negative USD 316 million and the effective tax rate was negative 49,5%. For more information, see note 5 Income tax to the
Condensed interim financial statements.

Net income in the first half of 2021 was USD 3,797 million compared to negative USD 956 million in the first half of 2020. The increase was mainly due to the positive changes in net operating income as discussed above, partially offset by negative changes for net financial items and higher income tax.

Cash flows provided by operating activities
increased by USD 7,216 million compared to the first half of 2020. The increase was mainly due to higher liquids and gas prices and decreased tax payments, partially offset by a change in working capital and decreased cash flow from derivatives.

Cash flows used in investing activities
decreased by USD 244 million compared to the first half of 2020. The decrease was mainly due to increased proceeds from sale of assets, partially offset by increased financial investments.

Cash flows provided by financing activities
increased by USD 8,824 million compared to the first half of 2020. The increase was mainly due to bonds issued in the first half of 2020 and increased repayment of finance debt, partially offset by decreased dividend paid.

Total cash flows
decreased by USD 1,364 million compared to the first half of 2020.

Free cash flow [5]
for the first half of 2021 was USD 9,683 million, compared to negative USD 1,492 million in the first half of 2020.
The increase was mainly due to higher operating cash flow mainly due to higher liquids and gas prices, decreased tax payments, increased proceeds from sale of assets and decreased dividend paid, partially offset by decreased cash flow from derivatives.

For information related to guaranteed debt securities , see Summarized financial information related to guaranteed debt securities in the Supplementary information

OUTLOOK

●

Organic capital expenditures

[5]
are estimated at an annual average of USD 9-10 billion for 2021-2022 and around USD 12 billion annual average for 2023-2024
3
.

●

Production for 2021 is estimated to be around 2% above 2020 level
4

[7].

●

Equinor’s ambition is to keep the

unit of production cost

in the top quartile of its peer group
.
●

Scheduled maintenance activity

is estimated to reduce equity production by around 50 mboe per day for the full year of 2021.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks

and
uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, the ongoing impact of Covid-19 and activity level in the US onshore represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19
pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements
.
3

USD/NOK exchange rate assumption of 9.
4

Adjusted for portfolio measures.

EXPLORATION

& PRODUCTION NORWAY

Second quarter 2021 review

Average daily production of liquids and gas

decreased by 2% to 1,257 mboe per day in the second quarter of 2021, compared to

1,281 mboe per day in the second quarter of 2020. The decrease was mainly due to planned turnarounds, expected natural decline
and shutdown at the Hammerfest LNG plant, partially offset by higher flexible gas off-take and ramp-up on Johan Sverdrup.

Net operating income

was USD 4,418 million in the second quarter of 2021 compared to negative USD 104 million in the second quarter of 2020. The increase was mainly due to higher liquids price and gas transfer price in addition to net reversal of impairments.

In the second quarter of 2021, net operating income was was positively impacted by net reversal of impairments of assets of USD 396
million, net underlifted volumes of USD 38 million and unrealised gain on derivatives of USD 19 million. In the second quarter of 2020,
net operating income was negatively impacted by net underlifted volumes of USD 19 million.
Total revenues and other income

increased mainly due to higher liquids price and gas transfer price.

Operating and administrative expenses   increased mainly due to the NOK/USD exchange rate development, partially offset by lower
Gassled removal costs and lower transportation costs.

Depreciation, amortisation and net impairment losses

decreased mainly due to reversal of impairments in the second quarter of 2021.
The decrease was partially offset by the NOK/USD exchange rate development, decreased proved reserves on several fields and higher investments.
Exploration expenses decreased mainly due to previously expensed wells being recapitalised this quarter due to related projects being matured. Higher drilling and field development costs partially offset the decrease.
Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 35,533 million at
30 June 2021, compared to USD 30,549 million at 30 June 2020.

Quarters Change Income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
6,210 5,783 1,659
>100%

Total revenues and

other income
11,992 5,196
>100%

(828) (794) (706) 17% Operating and administrative expenses (1,622) (1,341) 21%
(908) (1,570) (992) (8%) Depreciation, amortisation and net impairment losses (2,478) (2,833) (13%)
(55) (70) (65) (15%) Exploration expenses (125) (160) (22%)
4,418 3,350 (104) N/A Net operating income/(loss) 7,767 863 >100%

First half 2021 review
Net operating income

for E&P Norway was USD 7,767 million in the first half of 2021 compared to USD 863 million in the first half of
2020. The increase was mainly due to higher gas transfer price and liquids price in addition to net reversal of impairments.

In the first half of 2021, net operating income was positively impacted by net reversal of impairments of assets of

USD 120 million, net
underlifted volumes of USD 103 million and unrealised gain on derivatives of USD 19 million. In the first half of 2020, net operating income was negatively impacted by impairment of assets of USD 859 million and net underlifted volumes of USD 50 million.

Total revenues and other income

increased in the first half of 2021 compared to the first half of 2020, mainly due to higher gas transfer price and liquids price.
Operating and administrative expenses

increased mainly due to the NOK/USD exchange rate development, partially offset by lower
Gassled removal costs and lower transportation costs.
Depreciation, amortisation and net impairment losses

decreased in the first half of 2021 compared to the first half of 2020, mainly due to net reversal of impairments in the first half of 2021 compared to impairment losses in the first half of 2020. The decrease was
partially offset by the NOK/USD exchange rate development, decreased proved reserves on several fields, increased depreciation of the asset retirement obligation (ARO) assets and higher investments.
Exploration expenses

decreased mainly due to previously expensed wells being recapitalised due to related projects being matured.
Higher drilling and field development costs partially offset the decrease.

EXPLORATION

& PRODUCTION INTERNATIONAL

Second quarter 2021 review

Average daily equity production of liquids and gas

was 349 mboe per day in the second quarter of 2021 compared to 325 mboe per day in the second quarter of 2020. The increase was primarily due to higher gas nominations, field specific production on the

UK
continental shelf and in Russia, partially offset by natural decline in mature fields.

Average daily entitlement production of liquids and gas

was 252 mboe per day in the second quarter of 2021 compared to 266 mboe per day in the second quarter of 2020. The decrease was due to higher effects from production sharing agreements (PSA)
partially offset by higher equity production. The net effects from PSA were 97 mboe per day in the second quarter of 2021 compared to 59 mboe per day in the second quarter of 2020.

Net operating income was positive USD 591 million in the second quarter of 2021 compared to negative USD 548 million in the second quarter of 2020. The increase was mainly due to higher liquids and gas prices, lower depreciation and lower exploration expenses, in addition to net impairment reversals in the second quarter of 2021 compared to net impairment losses in the second
quarter of 2020. The increase was partially offset by lower entitlement production in the second quarter of 2021.

In the second quarter of 2021, net operating income was positively impacted by net impairment reversals of USD 94 million, revenues related to a redetermination process of USD 57 million and net overlifted volumes of USD 41 million. In the second quarter of

2020,
net operating income was negatively impacted by net impairment losses of USD 146 million.

Total revenues and other income

increased mainly due to higher liquids and gas prices.

Operating and administrative expenses

increased mainly due to increased royalties and production fees driven by higher prices.

Depreciation, amortisation and net impairment losses decreased mainly due to net impairment reversals in the second quarter of 2021 compared to impairment losses in the second quarter of 2020, increased reserve estimates and lower entitlement production from
mature fields. Reduced ARO asset estimates and lower depreciation basis resulting from net impairments in previous periods added to the decrease, partially offset by higher investments and increased production from specific fields.

Exploration expenses

decreased mainly due to lower drilling and other costs, partially offset by a lower portion of exploration expenditure being capitalised in the second quarter of 2021.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 18,662 million at
30 June 2021, compared to USD 20,278 million at 30 June 2020.

Quarters Change Income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
1,475 1,049 555
>100%

Total revenues and

other income
2,525 1,903 33%
14 (29) (26) >(100%) Purchases [net of inventory variation] (15) (68) (78%)
(439) (252) (281) 57% Operating and administrative expenses (691) (779) (11%)
(228) (400) (509) (55%) Depreciation, amortisation and net impairment losses (627) (1,380) (55%)
(231) (107) (288) (20%) Exploration expenses (338) (536) (37%)
591 261 (548) N/A Net operating income/(loss) 853 (860) N/A

First half 2021 review
Net operating income

for E&P International was positive USD 853 million in the first half of 2021, compared to negative USD 860 million in the first half of 2020. The positive development was mainly due to higher liquids and gas prices, lower depreciation,

and
lower exploration expenses, in addition to net impairment reversals in the first half of 2021 compared to net impairment losses in the
first half of 2020. The increase was partially offset by lower entitlement production in the first half of 2021.
In the first half of 2021, net operating income was positively impacted by net impairment reversals of USD 39 million. In the first half of
2020, net operating income was negatively impacted by net impairment losses of USD 529 million.

Total revenues and other income

increased mainly due to higher liquids and gas prices.

Operating and administrative expenses decreased mainly due to overlifted volumes in the first half of 2021 compared to underlifted volumes in the first half of 2020. The decrease was partially offset by increased royalties and production fees, primarily driven by increased prices.

Depreciation, amortisation and net impairment losses

decreased mainly due to net impairment reversals in the first half of 2021 compared to net impairment losses in the first half of 2020, increased reserves estimates and lower entitlement production from mature fields. The decrease was partially offset by higher investments and increased production from certain fields.

Exploration expenses

decreased mainly due to lower drilling and other costs, lower exploration expenditure capitalized in earlier years
being expensed in the first half of 2021, and lower impairment losses in the first half of 2021 compared to the first half of

2020. The
decrease was partially offset by a lower portion of exploration expenditure being capitalized in the first half of 2021.

EXPLORATION

& PRODUCTION USA

Second quarter 2021 review

Average daily equity production of liquids and gas

was 391 mboe per day in the second quarter of 2021 compared to 405 mboe per day in the second quarter of 2020. The decrease is due to divestment of an unconventional US onshore asset in the second quarter of 2021 and slightly lower US offshore production due natural decline offset slightly by increase in remaining unconventional
US onshore assets.

Average daily entitlement production of liquids and gas decreased slightly to 337 mboe per day in the second quarter of 2021 compared to 350 mboe per day in the second quarter of 2020. The decrease is due to divestment of an unconventional US onshore asset in the second quarter of 2021 and slightly lower US offshore production due natural decline offset slightly by increase in remaining unconventional US onshore assets.

Net operating income

was positive USD 204 million in the second quarter of 2021 compared to negative USD 332 million in the second quarter of 2020. The increase was mainly due to higher commodity prices in the second quarter of 2021.

In the second quarter of 2021, net operating income was negatively impacted by net impairments of USD 11 million, relating to the US offshore leaseholds. In the second quarter of 2020, there were no impairments.

Total revenues and other income

increased mainly due to higher commodity prices.

Operating and administrative expenses

decreased mainly due to the divestment of an unconventional US onshore asset.

Depreciation, amortisation and net impairment losses

decreased mainly due to lower depreciation basis resulting from classification of an unconventional US onshore asset as held for sale in the fourth quarter of 2020, where no depreciation expense has been recognised for the period up to the asset was divested in the second quarter of 2021.

Exploration expenses

decreased mainly due to lower drilling costs offset by a lower portion of exploration expenditure being capitalized.

Balance sheet information : The sum of equity accounted investments and non-current segment assets was USD 11,811 million at
30 June 2021, compared to USD 15,557 million at 30 June 2020.
Quarters Change Income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
968 993 475
>100%

Total revenues and

other income
1,961 1,360 44%
(287) (335) (293) (2%) Operating and administrative expenses (622) (664) (6%)
(438) (436) (475) (8%) Depreciation, amortisation and net impairment losses (873) (1,711) (49%)
(39) (70) (40) (2%) Exploration expenses (109) (332) (67%)
204 152 (332) N/A Net operating income/(loss) 356 (1,347) N/A

First half 2021 review
Net operating income

for E&P USA was positive USD 356 million in the first half of 2021 compared to negative USD 1,347 million in the first half of 2020. The positive development was mainly due to higher liquids and gas prices in the first half of 2021 compared to
the first half of 2020 and lower impairments related to unconventional US onshore and US offshore assets in the first half of 2021 compared to the first half of 2020.

In the first half of 2021, net operating income was negatively impacted by net impairment losses of USD 51 million, mainly due to
reduced fair value related to an asset held for sale in the first quarter of 2021. In the first half of 2020, net operating income was negatively impacted by net impairments of USD 1,014 million, mainly due to lower commodity price assumptions for the unconventional US onshore and US offshore assets.

Total revenues and other income

increased mainly due to higher liquids and gas prices.

Operating and administrative expenses

decreased mainly due to lower activity for unconventional US onshore as well as the divestment of an unconventional US onshore asset.

Depreciation, amortisation and net impairment losses

decreased mainly due to lower depreciation basis resulting from classification of an unconventional US onshore asset as held for sale in the fourth quarter of 2020, where no depreciation expense has been recognised for the period up to the asset was divested in the second quarter of 2021.

Exploration
decreased mainly due to lower impairment losses in the first half of 2021 compared to the first half of 2020, in addition to
lower drilling costs. The decrease was partially offset

by a lower portion of exploration expenditure being capitalised and a higher portion of exploration expenditure capitalised in earlier years being expensed this year.

MARKETING, MIDSTREAM & PROCESSING

Second quarter 2021 review

Natural gas sales volumes amounted to 14.2 billion standard cubic meters (bcm) in the second quarter of 2021, up 0.6 bcm compared to the second quarter of 2020. Of the total gas sales in the second quarter of 2021, entitlement gas was 12.6 bcm,

up 0.6 bcm from the second quarter of 2020. The increase was mainly due to higher E&P International entitlement volumes, partially offset by the absence of equity LNG volumes as a result of the outage at the Hammerfest LNG plant due to shutdown.

Liquids sales volumes

amounted to 180.6 million barrels (mmbl) in the first quarter of 2021, down by 14.3 mmbl compared to the second quarter of 2020 mainly due to decreased purchase from third party partially offset by increased volumes from E&P
International.

Average invoiced European natural gas sales price was 237% higher in the second quarter of 2021 compared to the second quarter of 2020 following the post-Covid-19 economic recovery, higher demand for heating combined with low storage levels.
Average invoiced North American piped gas sales price

increased by 53% in the same period mainly due to increased Henry Hub price resulting from higher export and increased demand for gas-fired power as a result of warm weather.

Net operating income was USD 152 million in the second quarter of 2021 compared to USD 610 million in the second quarter of
2020. The decrease was mainly driven by lower results from liquids trading in the second quarter of 2021 compared to strong liquids
trading results in the second quarter of 2020. In addition, absence of LNG sales due to the outage at the Hammerfest LNG plant

and
negative results from a weak refinery margin contributed to a lower gross margin. The decrease in net operating income was partially offset by lower impairment losses and lower operating expenses compared to the second quarter in 2020. The net operating income in the second quarter of 2021 includes significant gains related to derivatives connected to our bilateral contracts. The effect of these derivative gains is offset by a loss on gas price hedges in the second quarter of 2021.

In the second quarter of 2021, net operating income was negatively impacted by impairment losses and net provisions of

USD 211
million, compared to USD 377 million in the second quarter of 2020. Unrealised gain on derivatives of USD 41 million positively impacted net on operating income in the second quarter of 2021, compared to a loss on derivatives of USD 36 million in the second
quarter of 2020.

Total revenues and other income

and
Purchases [net of inventory variation]

increased mainly due to higher prices for both liquids and
gas, partially offset by lower third party volumes for liquids.
Operating and administrative expenses

decreased mainly due to lower transportation costs caused by lower freight rates on shipping of liquids in addition to lower volumes. The decrease was partially offset by higher costs at operating plants.

Depreciation, amortisation and net impairment losses

decreased mainly due to lower impairment losses in the second quarter of 2021 compared to the second quarter of 2020.
Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 3,668 million at 30
June 2021, compared to USD 4,337 million at 30 June 2020.

Quarters Change Income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
16,981 15,789 7,486
>100%

Total revenues and

other income
32,770 22,289 47%
(15,448) (14,176) (5,127) >100%
Purchases [net of inventory variation] [6]

(29,625) (18,627) 59%
(1,097) (1,069) (1,423) (23%) Operating and administrative expenses (2,166) (2,767) (22%)
(284) (152) (326) (13%) Depreciation, amortisation and net impairment losses (436) (607) (28%)

152 392 610 (75%) Net operating income/(loss) 544 288 89%

First half 2021 review
Net operating income

for MMP was USD 544 million in the first half of 2021 compared to USD 288 million in the first half of 2020.
The increase was mainly driven by a gain on liquids inventory hedging effects and operational storage of USD 545 million in the first
half of 2021, compared to a loss of USD 422 million in the first half of 2020.   The increase was partially offset by absence of LNG sales
due to the outage at the Hammerfest LNG plant, and negative result from weaker refinery results. The net operating income in the first
half of 2021 includes significant gains related to derivatives connected to our bilateral contracts. The effect of these derivative gains is offset by a loss on gas price hedges in the first half of 2021.

In the first half of 2021, net operating income was negatively impacted by impairment losses and provisions of USD 256 million compared to USD 604 million in the first half of 2020. Unrealised gain on derivatives of USD 24 million positively impacted net operating income in the first half of 2021, compared to a loss on derivatives of USD 83 million in the first half of

2020.

Total revenues and other income

and
Purchases [net of inventory variation]

increased mainly due to higher prices for all products,
partially offset by lower volumes for liquids.

Operating and administrative expenses

decreased mainly due to lower transportation costs caused by lower freight rates on shipping of liquids, in addition to lower volumes. The decrease was partially offset by higher costs at operating plants.
Depreciation, amortisation and net impairment losses

decreased mainly due to lower impairment losses in the first half of 2021 compared to the first half of 2020.

RENEWABLES

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment “Other”. The change has its basis in the increased strategic importance of the
renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

Following the
change, Equinor has determined the adjusted earnings item of gain or loss from sales of assets is not applicable to

REN, as the
management considers presentation of the segment operations result, including the presentation of the gain or loss from divestments, as being reflective of the performance of the segment at this point of time. See Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures for more information.

Second quarter 2021 review

Power generation
5
  was 282 GWh in the second quarter of 2021, compared to 304 GWh in the second quarter of 2020. The decrease was due to wind being below seasonal average in the second quarter of 2021. The availability has been high in the second quarter of
2021.

Net operating income was negative USD 31 million in the second quarter of 2021 compared to USD 0 million in the second quarter of 2020. The reduction was mainly due to increased activity level and higher costs due to the progressing of projects, mainly related to
the Empire Wind and Beacon Wind assets on the US east coast. Increased business development costs driven by higher activity level in the US, UK and in Asia also added to the decrease in net operating income. The decrease in Net operating income was partially offset by higher net income from assets in operation compared to the second quarter of 2020.

Lower power generation this quarter compared to same quarter last year was offset by increased power prices and higher availability.
Net income from assets in operation was positive both in the second quarter of 2021 and the second quarter of 2020.

Total revenue and other income

decreased by USD 36 million compared to the second quarter of 2020 due to lower net income from equity accounted investments. Reduced net result from equity accounted investments were mainly due to higher costs related to the
progressing of the Empire Wind and Beacon Wind assets on the US east coast. These assets have changed consolidation method from proportional to equity accounted investments in 2021, following the farm-down of 50% of the owner share in the first quarter of
2021.

Operating and administrative expenses

decreased compared to the second quarter of 2020. The decrease was mainly driven by changed consolidation method for the Empire Wind and Beacon Wind assets. The decrease was partially offset by higher business development costs driven by higher activity level in the US, the UK and in Asia.

Depreciation, amortisation and net impairment losses

were slightly up compared to the second quarter of 2020 due to depreciation of certain water permits acquired in 2021.

Quarters Change Income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
2 1,381 38 (96%)
Total revenues and

other income
1,383 82
>100%

(32) (40) (38) (16%) Operating and administrative expenses (72) (71) 1%
(1) (0) (0) >100% Depreciation, amortisation and net impairment losses (1) (0) >100%
(31) 1,341 (0) >(100%) Net operating income/(loss) 1,310 11 >100%

5

Equinor share.

First half 2021 review
Net operating income

was USD 1,310 million in the first half of 2021 compared to USD 11 million in the first half of 2020. The increase was due to gain on divestments completed in the first quarter of 2021 of around USD 1.4 billion. Net operating income in the first half of 2021 was impacted by lower net income from equity accounted investments compared to the first half of 2020.

This was
mainly driven by lower net income from equity accounted investments under development which contributed negatively to the result as
expected due to increased activity level and higher costs compared to the first half of 2020 due to the progressing of projects.

Total revenue and other income

increased due to gain on divestments in the first half of 2021. The increase was partially offset by lower result from equity accounted investments which is included in this line item, mainly due to Empire Wind and Beacon Wind assets in development not accounted for as equity accounted investment in 2020.

Operating and administrative expenses

remain at same level. Increase due to higher project activity and business development costs in the US, the UK and in Asia was offset by lower operating expenses due to change in ownership and consolidation method related to Empire Wind and Beacon Wind in the US, following the farm-down of 50% of the owner share in the first quarter of 2021.

Depreciation, amortisation and net impairment losses

were slightly up compared to the first half of 2020 due to depreciation of certain water permits acquired in 2021.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2021
CONSOLIDATED STATEMENT

OF INCOME

Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (unaudited, in USD million) Note 2021 2020 2020*
17,380 16,129 7,563 Revenues 2 33,508 22,627 45,753
16 30 33 Net income/(loss) from equity accounted investments

47 104 53
66 1,431 7 Other income 3 1,497 2 12
17,462 17,589 7,603
Total revenues and

other income
2 35,052 22,733 45,818
(7,399) (7,166) (2,750) Purchases [net of inventory variation] (14,565) (10,146) (20,986)
(2,134) (1,941) (2,234) Operating expenses (4,076) (4,639) (8,831)
(195) (218) (177) Selling, general and administrative expenses (413) (374) (706)
(2,111) (2,797) (2,522) Depreciation, amortisation and net impairment losses 6 (4,908) (6,959) (15,235)
(326) (247) (393) Exploration expenses

(572) (1,028) (3,483)
(12,164) (12,369) (8,075) Total operating expenses 2 (24,534) (23,147) (49,241)
5,298 5,220 (472) Net operating income/(loss) 2 10,518 (414) (3,423)
(304) (312) (379) Interest expenses and other financial expenses

(616) (723) (1,392)
(90) (396) 130 Other financial items

(485) 498 556
(393) (707) (248) Net financial items 4 (1,101) (225) (836)
4,905 4,513 (720) Income/(loss) before tax

9,417 (640) (4,259)
(2,962) (2,659) 469 Income tax 5 (5,620) (316) (1,237)
1,943 1,854 (251) Net income/(loss) 3,797 (956) (5,496)
1,938 1,851 (254) Attributable to equity holders of the company 3,789 (961) (5,510)

5 3 3 Attributable to non-controlling interests 8 6 14
0.60 0.57 (0.08) Basic earnings per share (in USD) 1.17 (0.29) (1.69)
0.60 0.57 (0.08) Diluted earnings per share (in USD) 1.16 (0.29) (1.69)
3,247 3,248 3,276 Weighted average number of ordinary shares outstanding (in millions) 3,248 3,290 3,269
3,257 3,256 3,284
Weighted average number of ordinary shares outstanding diluted (in millions) 3,257 3,298 3,277
* Audited

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME

Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (unaudited, in USD million) 2021 2020 2020*
1,943 1,854 (251) Net income/(loss) 3,797 (956) (5,496)
107 117 41 Actuarial gains/(losses) on defined benefit pension plans 224 163 (106)
(24) (25) (8) Income tax effect on income and expenses recognised in OCI
1)
(50) (50) 19
83 91 33
Items that will not be reclassified to the Consolidated statement of income
174 113 (87)
119 (46) 1,560 Foreign currency translation effects 73 (2,622) 1,064
119 (46) 1,560
Items that may be subsequently reclassified to the Consolidated statement of income 73 (2,622) 1,064
202 45 1,593 Other comprehensive income/(loss) 247 (2,509) 977
2,144 1,899 1,342
Total comprehensive

income/(loss)
4,044 (3,464) (4,519)
2,140 1,896 1,340 Attributable to the equity holders of the company 4,036 (3,470) (4,533)
5 3 3 Attributable to non-controlling interests 8 6 14
* Audited
1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

At 30 June At 31 March At 31 December At 30 June
(unaudited, in USD million) Note 2021 2021 2020* 2020
ASSETS
Property, plant and equipment 6 65,373 63,161 65,672 63,941
Intangible assets 6 6,829 8,150 8,148 10,317
Equity accounted investments 2,377 2,374 2,262 1,599
Deferred tax assets 5,231 4,880 4,974 3,794
Pension assets 1,552 1,437 1,310 963
Derivative financial instruments 1,691 1,573 2,476 1,630
Financial investments 3,895 3,922 4,083 3,157
Prepayments and financial receivables 934 774 861 1,311

Total non-current

assets
87,882 86,272 89,786 86,711

Inventories 2,548 2,917 3,084 2,974
Trade and other receivables 8,564 8,692 8,232 5,489
Derivative financial instruments 2,251 1,096 886 589
Financial investments 15,152 10,922 11,865 9,319
Cash and cash equivalents 9,912 8,992 6,757 9,700

Total current assets 38,426 32,619 30,824 28,072

Assets classified as held for sale 3 950 1,100 1,362 0

Total assets 127,259 119,991 121,972 114,783

EQUITY AND LIABILITIES
Shareholders' equity 37,023 35,764 33,873 35,587
Non-controlling interests 18 18 19 23

Total equity 37,041 35,782 33,892 35,610

Finance debt
1)
4 28,112 27,991 29,118 28,632

Lease liabilities
1)
2,796 3,006 3,220 3,016
Deferred tax liabilities 12,306 11,440 11,224 8,907
Pension liabilities 4,411 4,363 4,292 3,572
Provisions and other liabilities 7 18,890 17,817 19,731 18,097
Derivative financial instruments 606 550 676 967

Total non-current

liabilities
67,120 65,167 68,260 63,191

Trade, other payables and provisions 10,022 10,592 10,510 8,620
Current tax payable 5 5,156 3,249 1,148 674
Finance debt
1)
4 3,463 2,784 4,591 4,324
Lease liabilities
1)
1,113 1,131 1,186 1,139
Dividends payable 487 0 357 297
Derivative financial instruments 2,247 1,014 1,710 928

Total current liabilities 22,488 18,770 19,502 15,982

Liabilities directly associated with the assets classified as held for sale

3 610 271 318 0

Total liabilities 90,218 84,209 88,081 79,173

Total equity and liabilities 127,259 119,991 121,972 114,783
* Audited
1) Lease liabilities are separated from the line item Finance debt and 2020 has been reclassified.

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
Share-
holders'
equity
Non-
controlling
interests Total equity
At 31 December 2019* 1,185 7,732 37,481 (5,258) 41,139 20 41,159
Net income/(loss) (961) (961) 6 (956)
Other comprehensive income/(loss) 113 (2,622) (2,509) (2,509)
Total comprehensive

income/(loss)
(3,464)
Dividends (1,189) (1,189) (1,189)
Share buy-back (890) (890) (890)
Other equity transactions (4) (0) (4) (2) (6)
At 30 June 2020

1,185 6,838 35,443 (7,879) 35,587 23 35,610
At 31 December 2020* 1,164 6,852 30,050 (4,194) 33,873 19 33,892
Net income/(loss) 3,789 3,789 8 3,797
Other comprehensive income/(loss) 174 73 247 247
Total comprehensive

income/(loss)
4,044
Dividends (877) (877) (877)
Other equity transactions (8) 0 (8) (9) (18)
At 30 June 2021 1,164 6,844 33,136 (4,121) 37,023 18 37,041
* Audited

CONSOLIDATED STATEMENT

OF CASH FLOWS

Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (unaudited, in USD million) Note 2021 2020 2020*
4,905 4,513 (720) Income/(loss) before tax 9,417 (640) (4,259)
2,111 2,797 2,522 Depreciation, amortisation and net impairment losses 6 4,908 6,959 15,235
25 64 125 Exploration expenditures written off 89 560 2,506
43 (70) 321 (Gains)/losses on foreign currency transactions and balances 4 (27) 24 646
16 (1,383) (15) (Gains)/losses on sale of assets and businesses 3 (1,367) (1) 18
(565) 222 257 (Increase)/decrease in other items related to operating activities
1)
(343) 492 918
170 577 25 (Increase)/decrease in net derivative financial instruments 746 (264) (451)
39 39 43 Interest received 78 108 162
(199) (141) (198) Interest paid (340) (380) (730)
6,543 6,617 2,360
Cash flows provided by operating activities before taxes paid and working capital items 13,161 6,859 14,045
(344) (84) (1,744) Taxes paid (428) (2,631) (3,134)
444 (549) (248) (Increase)/decrease in working capital (106) 1,183 (524)
6,643 5,984 368
Cash flows provided by operating activities

12,627 5,411 10,386
(111) 0 0 Cash used in business combinations
2)
3 (111) 0 0
(1,747) (2,151) (1,899) Capital expenditures and investments (3,897) (4,249) (8,476)
(4,224) 699 (2,730) (Increase)/decrease in financial investments
3)
(3,525) (2,131) (3,703)
(65) (305) (45) (Increase)/decrease in derivatives financial instruments (370) (71) (620)
(134) (3) 2 (Increase)/decrease in other interest-bearing items (137) 3 202
692 1,146 0 Proceeds from sale of assets and businesses 3 1,839 2 505
(5,589) (613) (4,671) Cash flows used in investing activities (6,202) (6,446) (12,092)
0 0 8,347 New finance debt 0 8,347 8,347
(1) (1,424) 0 Repayment of finance debt
4)
(1,425) 0 (2,055)

(308) (302) (318) Repayment of lease liabilities
4)
(610) (623) (1,277)
(389) (355) (904) Dividends paid (744) (1,750) (2,330)
0 0 0 Share buy-back 0 (58) (1,059)
687 (1,015) (150) Net current finance debt and other financing activities (327) (198) 1,365
(10) (3,096) 6,975 Cash flows provided by/(used in) financing activities (3,107) 5,717 2,991
1,044 2,274 2,672 Net increase/(decrease) in cash and cash equivalents 3,318 4,682 1,285
3 (174) 162 Effect of exchange rate changes on cash and cash equivalents (170) (159) 294
8,857 6,757 6,866
Cash and cash equivalents at the beginning of the period (net of overdraft) 6,757 5,177 5,177
9,904 8,857 9,700
Cash and cash equivalents at the end of the period (net of
overdraft)
5)
9,904 9,700 6,757
* Audited

1) Second quarter 2021 includes redetermination settlement for the

Agbami field. For more information see note 7 Provisions, commitments, contingent liabilities and contingent assets for more information.
2) Net after cash and cash equivalents acquired.
3) Includes sale of Lundin shares in the second quarter of 2020.

4) Repayment of lease liabilities are separated from the line item Repayment of finance debt and 2020 has been reclassified.
5) At 30 June 2021 cash and cash equivalents included a net overdraft of USD 7 million. At 31 December 2020 and at 30 June 2020 cash and cash equivalents net overdraft were zero.

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of
petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New
York Stock Exchange (USA).

All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100%
owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor

ASA.

Following changes in Equinor's internal reporting to management, the composition of Equinor's operating and reporting segments changed as of the first quarter 2021. Segment information for prior periods has been reclassified to align with the new segment presentation. Certain further changes to Equinor’s operating segments took effect on 1 June 2021, but this did not impact the
reporting segments, and no reclassifications were required. For more information, see note 2 Segments to these condensed interim financial statements.

Equinor's condensed interim financial statements for the second quarter of 2021 were authorised for issue by the board of directors on
27 July 2021.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial
Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

The
condensed interim financial statements do not include all the information and disclosures required by International Financial

Reporting
Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2020. IFRS as adopted by the EU differs in certain respects from
IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's
Consolidated annual financial statements for 2020.

There have been no changes to the significant accounting policies during 2021 compared to the Consolidated annual financial
statements for 2020.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair
presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period
results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of
the tables may not equal the sum of the amounts shown due to rounding.

The condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions
that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering

current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic creates additional estimation uncertainties and impacts key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities. Reference is made
to note 2 Significant accounting policies in Equinor’s Consolidated annual financial statements for 2020 and to note 8 Impact of the
Covid-19 pandemic to these condensed interim financial statements for further information.

2 Segments

As from 1 June 2021 Equinor’s operations are managed through the following operating segments

(business areas): Exploration &
Production Norway (EPN), Exploration & Production International (EPI), Exploration & Production USA (EPIUSA), Marketing,
Midstream & Processing (MMP), Renewables (REN), Projects, Drilling and Procurement (PDP) and Technology, Digital & Innovation
(TDI) and Corporate staff and functions.

The main change in the organisational corporate structure compared to previous periods is that the operating segment Development
& Production Brazil is merged into the operating segment Exploration & Production International. In addition, the operating segment
Exploration is divided and merged into Exploration & Production Norway, Exploration & Production International and Exploration &
Production USA. Global Strategy & Business development is divided and merged into the functions for Chief Financial Officer and
Safety, Security and Sustainability. The operating segment Technol ogy, Projects & Drilling is split into Technology,

Digital &
Innovation and Projects, Drilling & Procurement. The new organisational corporate structure has not implied any changes in the
reportable segments.

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International),
Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) consist of the
business areas EPN, EPI, EPIUSA, MMP and REN respectively. The operating segments, PDP, TDI and corporate staffs and functions are aggregated into the reporting segment “Other” due to the immateriality of these operating segments. The majority of the
costs within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN
reporting segments.

The changes have no material effect on comparable figures.

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment “Other”. The new reporting structure has been applied retrospectively with comparable figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the
information is regarded useful for the readers of the financial statements.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss) .

Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item
Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The
lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to
PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period’s allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to

PP&E,
intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Second quarter 2021
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 42 287 101 16,892 7 117 0 17,446
Revenues inter-segment 6,167 1,170 867 82 0 1 (8,287) 0
Net income/(loss) from equity accounted
investments 0 19 0 7 (6) (4) 0 16
Total revenues and

other income

6,210 1,475 968 16,981 2 114 (8,287) 17,462
Purchases [net of inventory variation] 0 14 (0) (15,448) 0 (0) 8,035 (7,399)
Operating, selling, general and
administrative expenses (828) (439) (287) (1,097) (32) 57 298 (2,329)
Depreciation, amortisation and net
impairment losses (908) (228) (438) (284) (1) (252) 0 (2,111)
Exploration expenses (55) (231) (39) 0 0 0 0 (326)
Total operating expenses (1,792) (884) (764) (16,829) (33) (195) 8,333 (12,164)
Net operating income/(loss) 4,418 591 204 152 (31) (82) 46 5,298
Additions to PP&E, intangibles and equity
accounted investments 1,368 429 180 59 156 52 0 2,243

First quarter 2021
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 28 221 121 15,697 1,382 111 0 17,559
Revenues inter-segment 5,755 805 872 84 0 1 (7,517) 0
Net income/(loss) from equity accounted
investments 0 23 0 8 (1) 0 0 30
Total revenues and

other income

5,783 1,049 993 15,789 1,381 111 (7,517) 17,589
Purchases [net of inventory variation] 0 (29) (0) (14,176) 0 (0) 7,040 (7,166)
Operating, selling, general and
administrative expenses (794) (252) (335) (1,069) (40) 54 277 (2,160)
Depreciation, amortisation and net
impairment losses (1,570) (400) (436) (152) (0) (240) 0 (2,797)
Exploration expenses (70) (107) (70) 0 0 0 0 (247)
Total operating expenses (2,433) (788) (841) (15,397) (40) (187) 7,317 (12,369)
Net operating income/(loss) 3,350 261 152 392 1,341 (76) (200) 5,220
Additions to PP&E, intangibles and equity
accounted investments 1,308 396 157 38 128 (13) (0) 2,014

Second quarter 2020
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN
1)
Other
1)
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 10 52 67 7,392 (0) 50 0 7,570
Revenues inter-segment 1,649 515 408 88 0 1 (2,661) 0
Net income/(loss) from equity accounted
investments 0 (11) 0 7 38 0 0 33
Total revenues and

other income

1,659 555 475 7,486 38 50 (2,661) 7,603
Purchases [net of inventory variation] 0 (26) 0 (5,127) 0 (0) 2,403 (2,750)
Operating, selling, general and
administrative expenses (706) (281) (293) (1,423) (38) 163 166 (2,411)
Depreciation, amortisation and net
(992) (509) (475) (326) (0) (220) 0 (2,522)

impairment losses
Exploration expenses (65) (288) (40) 0 0 0 0 (393)
Total operating expenses (1,762) (1,103) (808) (6,877) (38) (56) 2,569 (8,075)
Net operating income/(loss) (104) (548) (332) 610 (0) (6) (92) (472)
Additions to PP&E, intangibles and equity
accounted investments 1,118 484 268 51 4 382 (0) 2,307
1) Reclassified

First half 2021
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 70 508 222 32,589 1,389 227 0 35,005
Revenues inter-segment 11,923 1,975 1,739 166 0 2 (15,804) 0
Net income/(loss) from equity accounted
investments 0 42 0 15 (6) (4) 0 47
Total revenues and

other income

11,992 2,525 1,961 32,770 1,383 225 (15,804) 35,052
Purchases [net of inventory variation] 0 (15) (0) (29,625) 0 (1) 15,076 (14,565)
Operating, selling, general and
administrative expenses (1,622) (691) (622) (2,166) (72) 110 574 (4,489)
Depreciation, amortisation and net
impairment losses (2,478) (627) (873) (436) (1) (492) 0 (4,908)
Exploration expenses (125) (338) (109) 0 0 0 0 (572)
Total operating expenses (4,225) (1,672) (1,605) (32,226) (73) (383) 15,650 (24,534)
Net operating income/(loss) 7,767 853 356 544 1,310 (157) (154) 10,518
Additions to PP&E, intangibles and equity
accounted investments 2,676 825 337 97 284 38 0 4,257
Balance sheet information
Equity accounted investments

3 1,181 0 96 1,067 32 (0) 2,377
Non-current segment assets

35,530 17,481 11,811 3,572 141 3,668 0 72,202
Non-current assets not allocated to
segments

13,303
Total non-current

assets

87,882

First half 2020
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN
1)
Other
1)
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 17 218 208 22,087 0 99 0 22,629
Revenues inter-segment 5,179 1,680 1,152 184 0 1 (8,197) 0
Net income/(loss) from equity accounted
investments 0 5 0 18 82 0 0 104
Total revenues and

other income

5,196 1,903 1,360 22,289 82 100 (8,197) 22,733
Purchases [net of inventory variation] 0 (68) 0 (18,627) 0 (0) 8,549 (10,146)
Operating, selling, general and
administrative expenses (1,341) (779) (664) (2,767) (71) 255 353 (5,014)
Depreciation, amortisation and net
impairment losses (2,833) (1,380) (1,711) (607) (0) (429) 0 (6,959)
Exploration expenses (160) (536) (332) 0 0 0 0 (1,028)
Total operating expenses (4,333) (2,763) (2,707) (22,001) (72) (174) 8,902 (23,147)
Net operating income/(loss) 863 (860) (1,347) 288 11 (74) 705 (414)
Additions to PP&E, intangibles and equity
accounted investments 2,407 1,225 694 107 5 484 (0) 4,922
Balance sheet information
Equity accounted investments

2 563 0 87 925 20 0 1,599
Non-current segment assets

30,547 19,715 15,557 4,350 189 3,901 0 74,259
Non-current assets not allocated to
segments

10,853
Total non-current

assets

86,711
1) Reclassified

In the second quarter of 2021 Equinor recognised net impairment reversals of USD 276 million of which USD 113 million was impairments of acquisition cost and signature bonuses classified as exploration expenses. The line item Exploration expenses in the
Consolidated statement of income also includes impairment of capitalised exploration well cost. For information regarding impairment of capitalised exploration cost, see note 6 Property, plant and equipment and intangible assets.

In the E&P International segment the net impairment reversal was USD 93 million. Impairments of USD 95 million related to exploration licenses in South America and were classified as exploration expenses. Net impairment reversal of other assets of USD

188 million were mainly related to an asset in the Europe and Asia area caused by positive change in the short-term price
assumptions and a North America offshore asset valued at fair value less cost to sell following the reclassification to held for sale.

In the E&P Norway segment the net impairment reversal was USD 396 million mainly related to an offshore asset caused by a positive change in the short-term price assumptions.

In the MMP segment the impairments were USD 185 million mainly related to a refinery valued at fair value less cost to sell following
the reclassification to held for sale.

In addition, in the segments Other and E&P USA total impairments of USD 29 million have been recognized.

For information on group impairment losses and reversals, see note 6 Property, plant and equipment and intangible assets.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

See also note 8 Impact of the Covid-19 pandemic.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the second quarter of 2021, Norway constitutes 76% and USA constitutes 16% of such revenues. For the second quarter of
2020, Norway and USA constituted 79% and 16% of such revenues, respectively.

For the first half of 2021, Norway constitutes 78% and the US constitutes 16% of such revenues. For the first half of

2020, Norway and
the US constituted 80% and 15% of such revenues respectively.

Non-current assets by country
At 30 June At 31 March At 31 December At 30 June
(in USD million) 2021 2021 2020 2020
Norway 41,342 40,261 42,192 36,383
USA 12,667 12,867 13,172 16,524
Brazil 8,339 8,226 8,203 8,796
UK 4,222 4,256 4,398 4,913
Azerbaijan 1,674 1,670 1,683 1,696
Canada 1,478 1,445 1,527 1,435
Russia 1,012 974 973 427
Angola 914 897 725 1,331
Algeria 772 794 808 866
Denmark 568 918 953 887
Other countries 1,592 1,378 1,447 2,601
Total non-current

assets
1)
74,579 73,686 76,082 75,858

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues from contracts with customers and other revenues
Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (in USD million) 2021 2020 2020
9,060 8,714 4,018 Crude oil 17,774 11,858 24,509
3,443 3,298 1,188 Natural gas 6,741 3,358 7,213
2,908 2,661 923

- European gas
5,569 2,691 5,839
319 422 196

- North American gas
741 486 1,010
215 216 68

- Other incl. Liquefied natural gas
431 181 363
2,682 2,373 1,258 Refined products 5,055 3,287 6,534
1,672 1,910 839 Natural gas liquids 3,582 2,288 5,069
205 256 286 Transportation 461 615 1,083
341 112 88 Other sales 454 225 681
17,402 16,664 7,677 Revenues from contracts with customers 34,067 21,631 45,088
80 78 (9) Taxes paid in-kind 158 38 93
294 (159) 152 Physically settled commodity derivatives 135 251 209
(471) (523) (318) Gain/(loss) on commodity derivatives (994) 594 108
74 69 61 Other revenues 143 113 256
(23) (536) (114) Total other revenues (558) 996 665
17,380 16,129 7,563 Revenues 33,508 22,627 45,753

3 Acquisitions and disposals

Divestments

Bakken onshore unconventional field

On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and
Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD 819 million, including interim period settlement, for which payment has been received in the first half 2021. Post-closing settlement adjustments are ongoing, and the consideration will be final in early 2022. The asset was impaired in the first quarter 2021. In the second quarter

2021,
an insignificant loss was recorded and is presented in the line item Operating expenses in the Consolidated statement of income in
the E&P USA segment.

Divestment of 10% of Dogger Bank Farm A and B
On 26 February 2021, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and

B
assets in the UK for a total consideration of GBP 206.4 million (USD 285 million), resulting in a gain of GBP 202.8 million (USD

280
million). After closing, the new overall shareholdings in Dogger Bank A and Dogger Bank B are SSE Renewables (40%),

Equinor
(40%), and Eni (20%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in
the line item Other income in the Consolidated statement of income in the REN segment.

Divestment of non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 29 January 2021, Equinor closed the transaction with BP to sell 50% of the non-operated interests in the Empire Wind and

Beacon
Wind assets for a preliminary total consideration after interim period adjustments of USD 1.2 billion, resulting in a gain of USD 1.1 billion for the divested part, of which USD 500 million had been prepaid at the end of December 2020. Through this transaction,

the
two companies have established a strategic partnership for further growth within offshore wind in the USA. Following the transaction,
Equinor remains the operator with a 50% interest. Equinor consolidated the assets until transaction closing, and thereafter the
investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Acquisitions

Acquisition of Wento

On 5 May 2021, Equinor completed a transaction to acquire 100% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors for a cash consideration of EUR 98 million (USD 117 million) after net cash adjustments. In addition, Equinor acquired a receivable of USD 3 million from Enterprise Investors towards investees. The assets and liabilities related
to the acquired business have been recognised under the acquisition method. The acquisition resulted in an increase of Equinor’s intangible assets of USD 46 million, goodwill of USD 59 million, deferred tax liability of USD 9 million and other net assets of USD 21
million. The goodwill reflects the expected synergies, competence and access to the Polish renewables market obtained in the acquisition. The transaction has been accounted for in the REN reporting segment.

Held for sale

On 10 June 2021, Equinor entered into an agreement with the Klesch Group to sell 100% of the shares in Equinor Refining Denmark
A/S. Equinor Refining Denmark A/S consists of the Kalundborg refinery and terminal in the northwest of Zealand, the Hedehusene terminal near Copenhagen as well as associated infrastructure and industrial property. The assets and liabilities related to this entity are classified as held for sale and presented in the reporting segment MMP at 30 June 2021. Closing of the transaction is subject to
customary approvals and contractual condition precedents. Closing is expected in the second half of 2021. Equinor has recognised an
impairment loss based on the estimated fair value less costs to sell, see note 2 Segments.

In the second quarter 2021 Equinor has reached an agreement on commercial terms to sell its share of an asset in offshore North
America. The assets and liabilities related to this entity are classified as held for sale and presented in the E&P International segment
at 30 June 2021. The net carrying amount of the interests to be disposed of is immaterial. Equinor has recognised an impairment
reversal based on the estimated fair value less costs to sell, see note 2 Segments.

4 Financial items

Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (in USD million) 2021 2020 2020
(43) 70 (321) Net foreign currency exchange gains/(losses) 27 (24) (646)
28 45 14 Interest income and other financial items 72 238 248
27 (150) 248 Gains/(losses) on financial investments (123) (98) 506
(101) (360) 189
Gains/(losses) other derivative financial instruments

(462) 382 448
(304) (312) (379) Interest and other finance expenses (616) (723) (1,392)
(393) (707) (248) Net financial items (1,101) (225) (836)

Gains/(losses) on derivative financial instruments is a loss of USD 101 million in the second quarter of 2021,   compared to a gain of
USD 189 million in the second quarter of 2020, mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 950 million has been utilized as
of

30 June 2021.

In the first half of 2021, Equinor recorded total lease payments of USD 663 million, of which USD 54 million were payment of interest
and USD 610 million were down-payment of lease liabilities.

5 Income taxes
Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (in USD million) 2021 2020 2020
4,905 4,513 (720) Income/(loss) before tax 9,417 (640) (4,259)
(2,962) (2,659) 469 Income tax (5,620) (316) (1,237)
60.4% 58.9% 65.2% Effective tax rate 59.7% (49.5%) (29.0%)

The tax rate for the second quarter of 2021 and for the first half of 2021 was primarily influenced by positive operating income in
countries with unrecognised deferred tax assets.

The tax rate for the second quarter of 2021 was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the second quarter of 2020 and for the first half of 2020 was primarily influenced by the temporary changes to
Norway’s petroleum tax system and changes in best estimates for uncertain tax positions.

The tax rate for the first half of 2020 was also influenced by losses including impairments recognised in countries with unrecognised deferred tax assets or in countries with lower than average tax rates and currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the full year 2020 was primarily influenced by losses including net impairments recognised in countries with
unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also influenced by currency effects in
entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway’s petroleum tax system and changes in best estimates for uncertain tax positions.

6 Property, plant

and equipment and intangible assets
(in USD million)
Property, plant and
equipment
Intangible
assets
Carrying amount at 31 December 2020 65,672 8,148
Additions through business combinations 4 106
Additions

3,429 166
Transfers

1,467 (1,467)
Disposals and reclassifications

45 (12)
Transferred to assets classified as held for sale (281) (0)
Expensed exploration expenditures and net impairment losses - (89)
Depreciation, amortisation and net impairment losses (4,890) (18)
Foreign currency translation effects (73) (5)
Carrying amount at 30 June 2021 65,373 6,829

Right-of-use (RoU) assets are included within property, plant and equipment with a net book value of USD 3,618 million per

30 June 2021. Additions to RoU assets amount to USD 167 million. Gross depreciation and impairment of RoU assets amount to USD
636 million in the first half of 2021, of which depreciation costs of USD 158 million have been allocated to exploration and development activities and are presented net on the Depreciation, amortisation and net impairment losses and Additions lines in the
table above.

Net impairments/(reversal) of impairments
For information on impairment losses and reversals per reporting segment, see note 2 Segments.

Second quarter
Property, plant and
equipment Intangible assets

Total
(in USD million) 2021 2020 2021 2020 2021 2020
Producing and development assets (390) 263 0 0 (390) 263
Goodwill - - 0 0 0 0
Other intangible assets - - 1 0 1 0
Acquisition costs related to oil and gas prospects - - 113 111 113 111
Total net impairment

loss/(reversal) recognised
(390) 263 114 111 (276) 374
First half
Property, plant and
equipment Intangible assets

Total
(in USD million) 2021 2020 2021 2020 2021 2020
Producing and development assets 21 2,379 12 277 33 2,656
Goodwill - - 1 1 1 1
Other intangible assets - - 1 0 1 0
Acquisition costs related to oil and gas prospects - - 117 170 117 170
Total net impairment

loss/(reversal) recognised
21 2,379 131 448 152 2,827

The net impairments have been recognised in the Consolidated statement of income as Depreciation, amortisation and net
impairment losses and Exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the second quarter and first half of 2021 were mainly based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Provisions, commitments, contingent liabilities and contingent assets

Asset retirement obligation

Equinor’s estimated asset retirement obligations (ARO) have decreased by USD 548 million to USD 16,743 million compared to year-
end 2020, mainly due to the increase in discount rates and divestments, partially offset by increase in cost estimates and additions.
Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Supreme Court decision related to ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of
Goods and Certain Services)

In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect tax
(Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services). The Brazilian Industry Association
filed a suit with the Federal Supreme Court of Brazil challenging the law’s constitutionality, and in March 2021 the plenary of Brazil’s
Supreme Court declared the State of Rio de Janeiro’s law to be unconstitutional. The decision became final in May 2021. As a result,
Equinor requested that the Supreme Court’s decision is reflected in the ICMS related legal proceedings which previously were initiated by Equinor and which currently are ongoing for the Roncador and Peregrino fields in in the legal system of the State of Rio de
Janeiro. During the second quarter, developments in these state-level legal proceedings regarding the Peregrino field resulted in a reduction in Equinor’s overall maximum exposure, which at the end of the second quarter 2021 is estimated at USD 428 million.
Following the Supreme Court’s decision, Equinor evaluates the probability of any cash outflow in these cases to be remote. As no provisions have previously been made in the matter, the Brazilian Supreme Court’s decision does not impact Equinor’s condensed interim financial statements for the second quarter or first half of 2021.

Redetermination process for Agbami field

Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field, which will reduce Equinor’s ownership interest. A non-binding agreement for settlement of the redetermination was reached during the
fourth quarter of 2018. The parties to the non-binding agreement have thereafter continued to work towards a final settlement

and
agreed-upon ownership percentage adjustment. In June 2021, Equinor paid a total of USD 822 million to two of the partners in the
Agbami Unit. The payment covered outstanding amounts between the three parties as of 31 March 2021. Following the payment,

an
adjustment to the previous provision by USD 57 million has been reflected in the E&P International segment under Other

Revenue.
The remaining Agbami redetermination related provision reflected in Trade and other payables in the Consolidated balance sheet at second quarter end is immaterial.

Mineral rights dispute along the Missouri riverbank

Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated with the near shore region up to the ordinary high-water mark have been disputed. As operator of wells in those units,

Equinor has a
right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the
mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several
parties, including the State of North Dakota, the United States, and private parties. During the second quarter of 2021,

Equinor has
received updated title opinions reflecting the latest State survey that resulted in clarification among the main parties. Certain limited procedural matters remain, but Equinor’s maximum exposure in the case has been significantly reduced and at this stage is minor.
Amounts reflected in the matter in the Consolidated balance sheet at 30 June 2021 and in the Consolidated statement of income
during the second quarter and for the first half of 2021 are immaterial.

During the normal course of its business, Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset in respect of such litigation and claims, cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Impact of the Covid-19 pandemic

In 2021, the Covid-19 pandemic continues to impact worldwide economic growth and energy demand, and the uncertainties with regard to recovery from the effects of the pandemic remain. During the first half of 2021, oil prices rebounded after an unprecedented collapse and increased volatility in 2020. Developments related to the ongoing pandemic, such as new or continued lockdowns

or
other measures implemented by various countries, new outbreaks, and the success of ongoing vaccination efforts, will continue to impact energy demand, energy prices, and related volatilities in 2021 and beyond. At the same time, markets are currently showing
signs of increased demand relative to supply, reflected in higher price levels for oil and gas in the near term.

On 19 March 2021, Equinor published its 2020 Annual Report and Form 20-F. The impact of the Covid-19 pandemic for the Equinor group, including the impact for future energy price levels and demand, is discussed and reflected in a number of notes to those 2020
annual consolidated financial statements. The Covid-19 pandemic related information with a reach beyond 2020 continue, in all material aspects, to apply for the first half of 2021.

During the first half of 2021, Equinor has only experienced immaterial effects of the pandemic from assets in operation, due to measures taken to maintain and secure safe production. The Covid-19 pandemic continues to impact Equinor’s maintenance and
development project portfolio world-wide with personnel limitation issues causing schedule delays and cost increases.

The situation
continues to be unpredictable and may have additional consequences for the progress and costs of our projects.

Within the group, some projects in the portfolio continue to be impacted by the Covid-19 pandemic, and especially related to Equinor’s
Brazilian organization and the Peregrino field projects and some of the Norwegian development projects.

9 Subsequent events

On 27 July 2021, the board of directors resolved to declare a dividend for the second quarter of 2021 of USD 0.18 per share.

The
Equinor shares will trade ex-dividend 11 November 2021 on the Oslo Børs and 10 November 2021 for ADR holders on the New York
Stock Exchange. Record date will be 12 November 2021 and payment date will be 24 November 2021.

On 27 July 2021, the board of directors resolved the commencement of the first tranche of the share buy-back programme for a total
of USD 300 million, including shares to be redeemed from the Norwegian State. The purpose of the share buy-back programme is to
reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled. The first tranche will end no later than 28 September 2021.

Supplementary disclosures

Operational data
Quarters Change First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 Operational data 2021 2020 Change
Prices
68.8 60.9 29.2 >100% Average Brent oil price (USD/bbl) 64.9 39.7 63%
64.9 57.3 23.5 >100% E&P Norway average liquids price (USD/bbl) 60.8 34.0 79%
65.3 58.6 24.4 >100% E&P International average liquids price (USD/bbl) 62.3 36.4 71%
56.7 50.5 19.0 >100% E&P USA average liquids price (USD/bbl) 53.5 29.5 81%
63.7 56.4 22.9 >100% Group average liquids price (USD/bbl) [1] 60.0 33.6 79%
533 480 229 >100% Group average liquids price (NOK/bbl) [1] 507 327.5 55%
7.08 5.46 0.91 >100% E&P Norway average internal gas price (USD/mmbtu) [9] 6.23 1.82 >100%
1.82 2.28 1.26 44% E&P USA average internal gas price (USD/mmbtu) [9] 1.99 1.41 41%
7.54 6.65 2.24 >100% Average invoiced gas prices - Europe (USD/mmbtu) [8] 7.07 3.23 >100%
2.25 2.71 1.47 53% Average invoiced gas prices - North America (USD/mmbtu) [8] 2.50 1.68 49%
3.4 1.5 3.9 (13%) Refining reference margin (USD/bbl) [2] 2.4 2.8 (13%)
Entitlement production (mboe per day)
604 662 637 (5%) E&P Norway entitlement liquids production 633 643 (2%)
212 212 235 (10%) E&P International entitlement liquids production 212 250 (15%)
138 150 172 (20%) E&P USA entitlement liquids production 144 179 (19%)
954 1,024 1,044 (9%) Group entitlement liquids production 989 1,072 (8%)
652 723 644 1% E&P Norway entitlement gas production 687 694 (1%)
39 55 31 26% E&P International entitlement gas production 47 44 7%
199 212 179 12% E&P USA entitlement gas production 206 177 17%
891 990 854 4% Group entitlement gas production 940 915 3%
1,845 2,014 1,897 (3%)
Total entitlement liquids

and gas production [3]
1,929 1,987 (3%)
Equity production (mboe per day)
604 662 637 (5%) E&P Norway equity liquids production 633 643 (2%)
295 299 291 1% E&P International equity liquids production 297 322 (8%)
153 169 195 (22%) E&P USA equity liquids production 161 204 (21%)
1,052 1,130 1,123 (6%) Group equity liquids production 1,091 1,169 (7%)
652 723 644 1% E&P Norway equity gas production 687 694 (1%)

54 61 34 57% E&P International equity gas production 57 51 13%
239 254 210 13% E&P USA equity gas production 246 208 18%
945 1,037 888 6% Group equity gas production 991 953 4%
1,997 2,168 2,011 (1%)
Total equity liquids

and gas production [4]
2,082 2,122 (2%)
REN power generation
282 450 304 (7%) Power generation (GWh) 732 862 (15%)

Exchange rates
Quarters Change First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 Exchange rates 2021 2020 Change
0.1195 0.1174 0.1000 20% NOK/USD average daily exchange rate 0.1184 0.1027 15%
0.1168 0.1173 0.1026 14% NOK/USD period-end exchange rate 0.1168 0.1026 14%
8.3697 8.5146 10.0023 (16%) USD/NOK average daily exchange rate 8.4445 9.7382 (13%)
8.5592 8.5249 9.7446 (12%) USD/NOK period-end exchange rate 8.5592 9.7446 (12%)
1.2058 1.2048 1.1008 10% EUR/USD average daily exchange rate 1.2053 1.1015 9%
1.1884 1.1725 1.1198 6% EUR/USD period-end exchange rate 1.1884 1.1198 6%

Health, safety and the environment
Twelve months average per First half First half
Q2 2021 Q2 2020 Health, safety and the environment 2021 2020
Injury/incident frequency
2.5 2.2
Total recordable

injury frequency (TRIF)
2.5 2.0
0.5 0.6 Serious Incident Frequency (SIF) 0.3 0.5
Oil spills
125 165 Accidental oil spills (number of) 58 68
50 8,968 Accidental oil spills (cubic metres) 27 129
First half Full year
Climate 2021 2020
Upstream CO2 intensity (kg CO2/boe)
1)
7.4 8.0

1) Total

scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Exploration expenses
Quarters Change Exploration expenses First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
186 114 97 92% E&P Norway exploration expenditures 300 227 32%
127 133 234 (46%) E&P International exploration expenditures 260 455 (43%)
29 17 76 (61%) E&P USA exploration expenditures 46 121 (62%)
342 264 407 (16%)
1)
Group exploration expenditures 606 802 (24%)
2)
(88) 47 14 N/A Expensed, previously capitalised exploration expenditures (41) 113 N/A
(42) (81) (140) (70%) Capitalised share of current period's exploration activity (123) (334) (63%)
113 17 111 2% Impairment (reversal of impairment) 130 447 (71%)
326 247 393 (17%) Exploration expenses according to IFRS 572 1,028 (44%)
1) 18 wells with activity with 6 completed in the second quarter of 2021 compared to 27 wells with 10 completed in the second quarter of
2020.
2) 23 wells with activity with 11 completed in

the first half of 2021 compared to 32 wells with activity with 15 completed in the first half of
2020.

Summarized financial information related to guaranteed debt securities

The following summarized financial information provides financial information of Equinor Energy AS as co-obligor and guarantor as required by SEC Rule 3-10 and 13-01 of Regulation S-X.

Equinor Energy AS is a 100% owned subsidiary of Equinor ASA.

Equinor Energy AS is the co-obligor of certain existing debt securities of Equinor ASA and has guaranteed certain existing debt securities of Equinor ASA, including in each case debt securities
that are registered under the US Securities Act of 1933 ("US registered debt securities").

As co-obligor, Equinor Energy AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with
Equinor ASA, the payment and covenant obligations for certain debt held by Equinor ASA. As a guarantor, Equinor Energy AS fully and unconditionally guarantees the payment obligations for certain debt held by Equinor ASA. Total debt as at 30 June 2021 is USD
29,366 million, all of which is either guaranteed by Equinor Energy AS (USD 27,205 million), or for which Equinor Energy AS is co-
obligor (USD 2,161 million). In the future, Equinor ASA may from time to time issue debt for which Equinor Energy AS will be the co-
obligor or guarantor.

The applicable US registered debt securities and related guarantees of Equinor Energy AS are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of Equinor ASA and Equinor Energy AS. The guarantees of Equinor Energy

AS
are subject to release in limited circumstances upon the occurrence of certain customary conditions. With respect to

US registered
debt securities (and certain other debt securities) issued on or after 18 November 2019, Equinor Energy AS will automatically and unconditionally be released from all obligations under its guarantee and the guarantee shall thereupon terminate and be discharged of no further force or effect, in the event that at substantially the same time as its guarantee of such debt securities is terminated, the aggregate amount of indebtedness for borrowed money for which Equinor Energy AS is an obligor (as a guarantor, co-issuer or borrower) does not exceed 10% of the aggregate principal amount of indebtedness for borrowed money of Equinor ASA and its
subsidiaries, on a consolidated basis, as of such time.

Internal dividends, group contributions and repayment of capital from Equinor Energy AS to Equinor ASA are regulated in the
Norwegian Public Limited Liabilities Act §§ 3-1 - 3-5.

The following summarized financial information as at and for the six months ended 30 June 2021 and as at and for the year ended 31
December 2020 provides financial information about Equinor ASA, as issuer, and Equinor Energy AS, as co-obligor and guarantor on a combined basis after elimination of transactions between Equinor ASA and Equinor Energy AS. Investments in non-guarantor subsidiaries are eliminated.

Intercompany balances and transactions between the obligor group and the non-guarantor subsidiaries are presented on separate lines. Transactions with related parties are also presented on a separate line item and includes transactions with the Norwegian
State's and the Norwegian State’s share of dividend declared but not paid.

The combined summarized financial information is prepared in accordance with Equinor's IFRS accounting policies as described in
Equinor group accounts in note 2, Significant accounting policies, to the Consolidated Financial Statements for the year ended 31
December 2020..

COMBINED PROFIT AND LOSS STATEMENT
First half 2021 Full year 2020
(unaudited, in USD million)
Revenues and other income

30,552

31,560

External

26,055

36,467

Non-guarantor subsidiaries

4,651

(4,940)
Related parties

(154)

33

Operating expenses

(20,252)

(34,762)
External (incl depreciation)

(11,239)

(20,707)
Non-guarantor subsidiaries

(4,186)

(8,028)
Related parties

(4,827)

(6,027)
Net operating income

10,300

(3,202)
Net financial items

(963)

(478)
External

(1,351)

(546)
Non-guarantor subsidiaries

388

190

Related parties -

(122)
Income before tax

9,337

(3,680)
Income tax

(5,548)

(1,830)
Net income

3,789

(5,510)

COMBINED BALANCE SHEET
At 30 June

At 31 December

(unaudited, in USD million)
2021 2020
Non-current assets

57,651

59,794

External

45,450

47,224

Non-guarantor subsidiaries

12,021

12,344

Related parties

180

226

Current assets

34,323

25,430

External

30,077

23,620

Non-guarantor subsidiaries

4,092

1,758

Related parties

154

52

Non-current liabilities

59,861

60,628

External

59,314

60,024

Non-guarantor subsidiaries

141

141

Related parties

406

463

Current liabilities

30,605

24,619

External

14,832

12,307

Non-guarantor subsidiaries

15,008

11,787

Related parties

765

525

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio At 30 June At 31 March
At 31
December
At 30 June
(in USD million) 2021 2021 2020 2020
Shareholders' equity 37,023 35,764 33,873 35,587
Non-controlling interests 18 18 19 23
Total equity

A 37,041 35,782 33,892 35,610
Current finance debt and lease liabilities 4,576 3,915 5,777 5,463
Non-current finance debt and lease liabilities 30,908 30,997 32,338 31,647
Gross interest-bearing debt B 35,484 34,913 38,115 37,110
Cash and cash equivalents 9,912 8,992 6,757 9,700
Current financial investments 15,152 10,922 11,865 9,319
Cash and cash equivalents and financial investment

C 25,063 19,914 18,621 19,020
Net interest-bearing debt [10] B1 = B-C 10,421 14,998 19,493 18,091
Other interest-bearing elements

1)
777 773 627 832
Normalisation for cash-build up before tax payment (50% of Tax

Payment)

2)
- 39 - -
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5] B2 11,198 15,811 20,121 18,923
Lease liabilities 3,909 4,137 4,405 4,154
Net interest-bearing debt adjusted [5] B3 7,289 11,674 15,716 14,768
Calculation of capital employed [5]
Capital employed A+B1 47,461 50,781 53,385 53,700

Capital employed adjusted, including lease liabilities A+B2 48,238 51,593 54,012 54,532
Capital employed adjusted A+B3 44,330 47,456 49,608 50,378
Calculated net debt to capital employed [5]
Net debt to capital employed (B1)/(A+B1) 22.0% 29.5% 36.5% 33.7%
Net debt to capital employed adjusted, including lease liabilities (B2)/(A+B2) 23.2% 30.6% 37.3% 34.7%
Net debt to capital employed adjusted (B3)/(A+B3) 16.4% 24.6% 31.7% 29.3%

1) Cash

and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated
balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in

Equinor Insurance AS
classified as current financial investments.
2) Adjustment

to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1

April and

1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

USE AND RECONCILIATION

OF NON-GAAP FINANCIAL
MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items
that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).
Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

●

Net debt to capital employed, Net debt to capital employed adjusted,

including lease liabilities and
Net debt to capital
employed ratio adjusted

– Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted”
excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement
●

Organic capital expenditures

– Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.2 billion in the second quarter of 2021. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets

(RoU
assets) and other investments with significant different cash flow pattern. In the second quarter of 2021, a total of USD 0.2 billion are excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not
reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

●

Gross capital expenditures –

Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor’s proportionate share of capital expenditures in equity accounted
investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in
this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
●

Free cash flow for the second quarter 2021

includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 6.5 billion), taxes paid (negative USD 0.3 billion), cash used in business combinations (negative USD 0.1 billion), capital expenditures and investments (negative USD 1.7 billion), (increase)/decrease in other items interest-bearing (negative USD 0.1 billion), proceeds from sale of assets and businesses (USD 0.7 billion), dividend paid (negative USD 0.4 billion) and share buy-back (USD 0.0 billion), resulting in a free
cash flow of USD 4.5 billion in the second quarter of 2021.

●

Free cash flow for the first half of 2021

i
ncludes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 13.2 billion), taxes paid (negative USD
0.4 billion), cash used in business combinations (negative USD 0.1 billion), capital expenditures and investments (negative USD
3.9 billion), (increase)/decrease in other items interest-bearing (negative USD 0.1 billion), proceeds from sale of assets and businesses (USD 1.8 billion), dividend paid (negative USD 0.7 billion) and share buy-back (USD 0.0 billion), resulting in a free
cash flow of USD 9.7 billion in the first half of 2021.

FORWARD-LOOKING STATEMENTS
This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as
"ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy",

"will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than
statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions

and
expectations, including with respect to the Covid-19 pandemic and its impacts, consequences and risks; Equinor's response to the
Covid-19 pandemic, including measures to protect people, operations and value creation, operating costs and assumptions;

the
ambition to reduce net carbon intensity and be a net-zero energy company by 2050; the commitment to develop as a broad energy
company; the ambition to be a leader in the energy transition; future financial performance, including cash flow and liquidity;
accounting policies; plans to develop fields; plans for renewables production capacity, development of related projects and investments in renewables; expectations regarding development of CCUS and hydrogen businesses; ambitions regarding capex for
renewables and low carbon solutions; market outlook and future economic projections and assumptions, including commodity price
assumptions; organic capital expenditures through 2024; estimates regarding production; ambition to keep unit of production cost in
the top quartile of our peer group; scheduled maintenance activity and the effects on equity production thereof; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks

and
uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors
that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of the uncertainty regarding demand created by the Covid-19 pandemic and oil price volatility triggered, among other things, by the changing dynamic among OPEC+
members; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules and social distancing requirements triggered by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity);
ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance
coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as
majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-
producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes;
exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions;

and
other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's
business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the

U.S. Securities
and Exchange Commission (including section 2.12 Risk review - Risk factors thereof). Equinor's 2020 Annual Report and Form 20-F
is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our
future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

END NOTES

1. The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids
(NGL).

2. The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock,

throughput, product yields, freight cost, inventory,
etc.
3. Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil.
4. Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s ownership
share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners
and/or production from the licence. Consequently,

the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most
concessionary regimes such as those in Norway, the

UK, the US, Canada and Brazil.

5. These are non-GAAP figures.

See Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the
majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor
participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related
party. Equinor purchases liquids and natural gas from

the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In
addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as
related expenditures are refunded by the State.

7. The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8. The group's average invoiced gas prices include volumes sold by the MMP segment.
9. The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
10.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by
the undersigned, thereunto duly authorised.

EQUINOR ASA
(Registrant)

Dated: 28 July, 2021
By: ___/s/ Ulrica Fearn
Name: Ulrica Fearn

Title: Chief Financial Officer

EXHIBITS

The following exhibit is filed as part of this quarterly report:
EXHIBIT 101 Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language)). Submitted electronically with this report
on Form 6-K.